SEC FILE NUMBER

UNITED STATES	1-14157 - Telephone and Data Systems, Inc.
SECURITIES AND EXCHANGE COMMISSION	1-9712 – United States Cellular Corporation
Washington, D.C. 20549
CUSIP NUMBER
FORM 12b-25	N/A

NOTIFICATION OF LATE FILING

(Check one):  ☐ Form 10-K  ☐ Form 20-F  ☒ Form 11-K  ☐ Form 10-Q  ☐ Form  N-SAR  ☐ Form  N-CSR

For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I — REGISTRANT INFORMATION

Telephone and Data Systems, Inc. Tax-Deferred Savings Plan
Full Name of Registrant

N/A
Former Name if Applicable

30 North LaSalle Street
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60602
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒ (b)

The subject annual report, semi-annual report, transition report on  Form 10-K,  Form 20-F,  Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 11-K for the fiscal year ended December 31, 2006 (“2006 Form 11-K”) of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the “Plan”) cannot be filed within the prescribed time period.  The Plan’s financial statements cannot be completed due to the inability to obtain required information from a bank common trust fund on a timely basis to implement Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.  Consequently, the Plan’s 2006 Form 11-K cannot be filed by its due date of June 29, 2007; however, the Plan expects to file its 2006 Form 11-K no later than July 16, 2007.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

	C. Theodore Herbert	312	630-1900
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required

	to file such report(s) been filed ? If answer is no, identify report(s).		Yes ☒	No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

			Yes ☐	No ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Telephone and Data Systems, Inc. Tax-Deferred Savings Plan
(Name of Registrant as Specified in Charter)

		By:	Telephone and Data Systems, Inc.
Plan Administrator

		By:	/s/ C. Theodore Herbert
C. Theodore Herbert
Date:	June 29, 2007		Vice President — Human Resources